

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Fiscal 2020 Year End Results

February 12, 2021 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") announces its financial results for the year and fourth quarter ended November 30, 2020. Details of the Company's financial results are contained in the audited consolidated financial statements and Management's Discussion and Analysis in our annual report on Form 10-K which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Highlights

- **Ambler Mining District Industrial Access Project receives final federal permits**
- **Feasibility Study for the Arctic Project completed and NI 43-101 report filed**
- **Strong cash position of $11.1M and $10.4M in working capital at year end**
- **Ambler Metals LLC ("Ambler Metals"), our joint venture with South32 Limited, has $81.7 million cash and $58.5 million loan receivable dedicated to advancing the Upper Kobuk Mineral Projects ("UKMP")**

2020 Project Activities

AMDIAP

The Ambler Mining District Industrial Project ("AMDIAP" or "Ambler Access Project") reached significant project milestones. On March 27, 2020, the BLM, the lead federal agency for the permitting of the AMDIAP, released the Final Environmental Impact Statement ("EIS") for the AMDIAP. This follows on the Draft EIS completed on August 23, 2019. On July 23, 2020, the BLM issued the Joint Record of Decision ("JROD") for the Ambler Road Project. Along with the JROD, a Section 404 Permit, which is governed by the Clean Water Act, was issued by the United States Army Corp. of Engineers to the Alaska Industrial Development and Export Authority ("AIDEA").

On January 6, 2021, BLM, NPS and AIDEA signed Right-of-Way agreements giving AIDEA the ability to cross federally owned and managed lands along the route for the Ambler Access Project approved in the JROD. The authorizing documents with the two agencies are the final federal permits required for the Ambler Access Project.

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Arctic Feasibility Study

The Company announced the positive results of its feasibility study for the Arctic Copper-Zinc-Lead-Silver-Gold Project (the "Arctic FS") on August 20, 2020. The Arctic FS describes the technical and economic viability of establishing a conventional open-pit copper-zinc-lead-silver-gold mine and mill complex for a 10,000 tonne per day operation for a minimum 12-year mine life. The Arctic FS resulted in a pre-tax Net Present Value ("NPV")$_{8\%}$ of $1.6 Billion and an Internal Rate of Return ("IRR") of 31% for the base case and an after-tax NPV$_{8\%}$ of $1.1 Billion and after-tax IRR of 27% for the base case. The base case scenario utilized long-term metal prices of $3.00/lb for copper, $1.10/lb for zinc, $1.00/lb for lead, $1,300/oz for gold and $18.00/oz for silver.

At current spot metals prices of $3.55/lb copper, $1.18/lb zinc, $0.91/lb lead, $1,833/oz gold and $26.63/oz silver, the pre-tax NPV$_{8\%}$ is $2.4 Billion and IRR is 40.1% and after-tax NPV$_{8\%}$ is $1.7 Billion and IRR is 35.1%.

Tony Giardini, the Company's President and CEO states, "Due to the polymetallic nature of the deposit, Arctic not only contains a significant amount of base metals but it will produce a significant amount of precious metals. The Arctic FS estimated an average annual payable gold and silver production of 32,000 ounces and 3.4 million ounces respectfully which, in total, represents 16% of Arctic's net revenue."

On October 2, 2020, we filed the technical report for the Company's Arctic Project entitled "Arctic Feasibility Study Alaska, USA NI 43-101 Technical Report" with an effective date of August 20, 2020, prepared by Ausenco Engineering Canada Inc., Wood Canada Limited and SRK Consulting (Canada) Inc. (the "Arctic FS Technical Report"). Please refer to the Arctic FS Technical Report for additional information.

Outlook for 2021

On November 19, 2020, the Company announced the approval of the 2021 program and budget for Ambler Metals of approximately $27 million to advance the UKMP. The budget is fully funded by Ambler Metals. Activities planned at the Arctic Project include 7,600 meters of drilling which will have the dual purpose of extracting additional material for metallurgical work and for the conversion of mineral resources into the measured category. The metallurgical program that is associated with this drilling will support variability test work and pilot plant work which will commence later in 2021. Engineering work will continue at Arctic with the aim of submitting the application for the Notice of Intent for the 404 Dredge and Fill Permit, which is covered by the Clean Water Act, to the United States Army Corps of Engineers. The Company currently anticipates Ambler Metals will submit the permit applications during the second half of 2021.

Following up from the 2019 work performed along the 70-mile (100 kilometer) Ambler volcanogenic massive sulphide ("VMS") belt, Ambler Metals will continue exploration efforts along the belt to discover and define additional deposits that may provide additional feed to a future Arctic mill. Ambler Metals plans to conduct a 7,000-meter regional exploration drill campaign which is expected to commence in early summer and finish before the end of September. The drilling may be preceded by detailed geologic mapping, geochemical soil sampling and ground geophysics.

The Company has approved a 2021 cash budget for corporate activities of approximately $5.3 million, which includes personnel and related costs of $2.0 million, professional fees of $1.1 million, investor relations and marketing costs of $0.6 million, office related costs of $0.5

million, insurance costs of $0.4 million and regulatory costs of $0.3 million. The Company's management team is focused on the oversight of our investment in Ambler Metals and will closely work with Ambler Metals as it starts its first field season as a new team and prepares to submit the permit applications for the development and operation of the Arctic Project during the second half of the year. The Company's technical staff will work closely with South32's technical team and Ambler Metals exploration staff to review opportunities on advancing its known deposits and look at potential new targets in the large land package that is held by Ambler Metals.

Annual Financial Results

The following selected annual information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

Selected financial results	Year ended November 30, 2020 $	Year ended November 30, 2019 $	Year ended November 30, 2018 $
General and administrative	1,650	1,838	1,532
Mineral properties and feasibility study	2,610	19,211	16,490
Professional fees	1,347	1,382	453
Salaries	1,411	1,314	1,467
Salaries – technical services	898	-	-
Salaries – stock-based compensation	3,564	3,845	1,441
Loss held for trading of investments	-	-	272
Gain on derecognition of assets contributed to the joint venture	(175,770)	-	-
Equity in investee	2,855	-	-
Comprehensive earnings (loss) for the year	161,767	(27,905)	(21,849)
Basic earnings (loss) per common share	1.14	(0.21)	(0.18)
Diluted earnings (loss) per common share	1.12	(0.21)	(0.18)

For the year ended November 30, 2020, we reported a net earnings of $161.8 million (or $1.14 basic earnings and $1.12 diluted earnings per common share) compared to a net loss in 2019 of $27.9 million (or $0.21 basic and diluted loss per common share) and a net loss of $21.8 million in 2018 (or $0.18 basic and diluted loss per common share). The 2020 movement to net earnings was primarily due to the $175.8 million gain realized on the derecognition of assets contributed to Ambler Metals, offset by our 50% share of Ambler Metal's net operating loss and feasibility study charges incurred for the Arctic Project subsequent to the formation of the joint venture. Mineral properties expense was eliminated after the contribution of mineral properties to the joint venture at the end of the first quarter of 2020. This resulted in a significant cost savings of $17.7 million in relation to the prior year comparative. Going forward, all project related costs will be captured through our 50% equity recognition of Ambler Metal's operating loss. Adding to the variances in 2020 were incremental decreases in general and administrative expenses, professional fees and stock-based compensation offset by an increase in salaries. The increase in salaries resulted from the addition of management during the current year for which there is no prior year comparative. Pursuant to a services agreement between the Company and Ambler Metals, $0.9 million of salaries and wages were incurred by the Company in support of Ambler Metal's back office while the joint venture company set up its permanent team.

The 2019 movement in net loss was primarily due to the increased size and magnitude of the field programs undertaken at our mineral properties. Adding to this variance in 2019 were incremental increases in general and administrative expenses, professional fees and stock-based compensation offset by a slight decrease in salaries. Additionally, there were losses recognized on both the sale of investments as well as investments designated as held for trading in the prior year that did not exist in the fiscal 2019 year. We executed a $18.2 million program at the UKMP in 2019, with $9.2 million on the Bornite Project funded by South32 under the Option Agreement, $2 million on a new regional exploration program funded 50/50 by Trilogy Metals and South32 and $7 million on the Arctic Project funded entirely by Trilogy Metals.

Liquidity and Capital Resources

At November 30, 2020, we had $11.1 million in cash and cash equivalents and working capital of $10.4 million. We expended $8.3 million on operating activities during the 2020 fiscal year compared with $23.5 million for operating activities for the same period in 2019, and expenditures of $22.1 million for operating activities for the same period in 2018. A majority of cash spent on operating activities during all periods was expended on mineral property expenses, general and administrative expenses, salaries and professional fees. Ambler Metals assumed responsibility for project funding upon formation on February 11, 2020.   At November 30, 2020, Ambler Metals is well funded with $81.7 million cash and $58.5 million loan receivable from South32, all funding is 100% dedicated to advancing the UKMP.

Qualified Persons

Richard Gosse, P.Geo, Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019 South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088



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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, advancement of the Ambler Road Project, planned activities at the UKMP, the Company's anticipated budget for corporate activities and the Company's ability to fund its operations and the requirement for additional funding at Ambler Metals, the timing and amount of estimated future production and the net present value and internal rate of return at the Arctic Project, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, risks pertaining to the outbreak of the coronavirus (COVID-19), government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2020 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC contained in SEC Industry Guide 7, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies under SEC Industry Guide 7. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination. We have no reserves under SEC Industry Guide 7.

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